FOR IMMEDIATE RELEASE
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  CARE ASSOCIATES, LLC, ANNOUNCES UNITS TENDERED AS OF THE ORIGINAL EXPIRATION
           DATE OF THE OFFER FOR UNITS OF LIMITED PARTNER INTERESTS IN
                CONSOLIDATED RESOURCES HEALTH CARE FUND II, L.P.

         CLEVELAND, TENNESSEE, June 27, 2005 - Care Associates, LLC, ("Care Associates"), announced on June 22, 2005 that it had extended the expiration date of its offer to purchase (the "Offer") for cash all of the units of limited partner interest (the "Units") in Consolidated Resources Health Care Fund II ("Consolidated") for a purchase price of $456 per Unit, less the amount of any cash distributions made or declared with respect to the Units on or after March 31, 2005 until 12:00 midnight, Eastern Time on June 28, 2005, unless the Offer is further extended. At the time of the announcement on June 22, 2005, Care Associates inadvertently failed to disclose the number of Units validly tendered and not withdrawn. As of 12:00 midnight, Eastern Time on June 23, 2005, the original expiration date of the Offer, The Colbent Corporation, the depositary for the Offer, reported that 2,357 Units, or 15.7% of all outstanding Units, had been validly tendered and not withdrawn.

         The Offer is being made pursuant to, and the foregoing announcement is qualified in its entirety by reference to the Offer to Purchase dated May 26, 2005, as amended, and the related Letter of Transmittal. Unitholders of Consolidated should read the Offer to Purchase and Letter of Transmittal in their entirety before any decision is made with respect to the Offer.

     If you need help, would like additional copies of the Offer to Purchase or Letter of Transmittal, or if you have any questions about the Offer, please call our Information Agent, D.F. King & Co., Inc., toll-free at 1-800-431-9645.